FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53336

                                          Brazos International Exploration Inc.

(Exact name of registrant as specified in its charter)

2655 Camino Del Rio North,

Suite 410, San Diego, CA, 92108

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

NONE.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12h-3(b)(1)(i) [X] Rule 12g-4(a)(l)(ii)[_] Rule 12h-3(b)(1)(ii)[_] Rule 12g-4(a)(2)(i) [_] Rule 12h-3(b)(2)(i) [_] Rule 12g-4(a)(2)(ii)[_] Rule 12h-3(b)(2)(ii)[_]

Rule 15d-6 [_]

Approximate number of holders of record as of the certification or notice date: 2470

Pursuant to the requirements of the Securities Exchange Act of 1934,  Brazos International Exploration Inc.  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated July 14, 2014 /s/ Lawson Kerster Lawson, President, Secretary/Treasurer, Director and Principal Accounting Officer